Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-129643
Date: December 21, 2005

PRESS RELEASE - December 21, 2005

Barrick Offer for Placer Dome

On December 11, 2005, Barrick Gold Corporation announced its intention to extend its offer to acquire all of the outstanding shares of Placer Dome Inc. to 8:00 p.m. (Toronto time) on January 16, 2006, and on December 15, 2005, formal notice of the extension was given to Barrick's depositary under the offer. For purposes of U.S. tender offer rules, Barrick hereby discloses that as of December 20, 2005, 2,619,033 Placer Dome shares have been tendered and not withdrawn under the offer. Given the extension of the offer into the new year, it is to be expected that only a relatively small number of shareholders will have tendered to Barrick's offer at this time.

About the Offer

Barrick's offer was announced on October 31, 2005. Barrick's take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders' investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick's U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT: James Mavor Vice President, Investor Relations Tel: (416) 307-7463 Email: jmavor@barrick.com	MEDIA CONTACT: Vincent Borg Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                        1                                                                                              PRESS RELEASE